UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

BTHC XV, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-52808

Delaware	20-5456294
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Underground Grand Canyon Linyi City, Yishui County, Shandong Province, China 276400 (Address of principal executive offices)

+86 539-2553919
(Registrant’s telephone number, including area code)

173 FM 1830, Argyle, TX 76226
(Former name or former address, if changed since last report)

Approximate Date of Mailing:  November 5, 2010

BTHC XV, Inc.
c/o Underground Grand Canyon
Linyi City, Yishui County, Shandong Province, China  276400

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety.  However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “BTHC,” “Company,” “we,” “us,” and “our” include BTHC XV, Inc., a Delaware corporation, and, if the context of such references is subsequent to the Share Exchange (defined below), its subsidiaries, Long Fortune Valley Tourism International Limited, a company organized under the laws of the Cayman Islands and a wholly-owned subsidiary of BTHC (“Long Fortune”), Rich Valley Capital Holding Limited, a company organized under the laws of the British Virgin Islands and a wholly-owned subsidiary of Long Fortune (“Rich Valley”), Long Fortune Valley Tourism International Limited, a company organized under the laws of Hong Kong and a wholly-owned subsidiary of Rich Valley (“LFHK”), and Shandong Longkong Travel Management Co., Ltd., a company organized under the laws of China and a wholly-owned subsidiary of LFHK (“Longkong”).

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in a majority of the membership of our board of directors (the “Board”) as a result of the Share Exchange transaction described below.  The date of this Information Statement is November 4, 2010.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2010 and is being mailed to our stockholders of record as of October 18, 2010.  The mailing date of this Information Statement will be on or about November 5, 2010.

On October 6, 2010, we entered into a Share Exchange Agreement with Long Fortune, Grand Fountain Capital Holding Limited, a company organized under the laws of the Cayman Islands, Zhang Shanjiu, Zhang Qian, Li Shikun and Yu Xinbo (collectively, the “Long Fortune Shareholders”) and Halter Financial Investments LP (the “BTHC Principal Shareholder”) (the “Share Exchange Agreement”).  The transactions contemplated by the Share Exchange Agreement closed on October 18, 2010 (the “Closing Date”).  On the Closing Date, we acquired all of the issued and outstanding shares of Long Fortune from the Long Fortune Shareholders in exchange for the issuance by us to the Long Fortune Shareholders of an aggregate of 17,185,177 newly-issued shares of our common stock, $0.001 par value per share, which, upon completion of the transactions contemplated by the Share Exchange, constituted 95% of BTHC’s issued and outstanding common stock (the “Share Exchange”).  Upon consummation of the Share Exchange, Long Fortune became a wholly-owned subsidiary of BTHC.  The transactions contemplated by the Share Exchange Agreement were intended to be a “tax-free” reorganization pursuant to the provisions of Sections 351 and/or 368 of the Internal Revenue Code of 1986, as amended.

On the Closing Date, there was a change in our Board and executive officers.  Mr. Timothy Halter, who had served as our sole executive officer and director, resigned as an officer effective immediately and as a director on the 10th day after this Information Statement has been distributed to our stockholders (the “Effective Date”).  Upon the closing of the Share Exchange and effective as of the Closing Date, Zhang Shanjiu was named Chairman of our Board and the following individuals were named to executive management of BTHC:

Name	Position
Zhang Shanjiu	Chairman of the Board, President and Chief Executive Officer
Yu Xinbo	Chief Financial Officer
Kong Xianghai	Chief Administrative Officer
Chen Rongguang	Chief Operating Officer

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our Board occurs (otherwise than at a meeting of our stockholders).

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

SHARE EXCHANGE TRANSACTION WITH LONG FORTUNE

Pursuant to the terms of the Share Exchange, we acquired all of the issued and outstanding shares of Long Fortune from the Long Fortune Shareholders, and in exchange, the Long Fortune Shareholders were issued an aggregate of 17,185,177 newly-issued shares of our common stock, which constituted 95% of our issued and outstanding common stock upon completion of the transactions contemplated by the Share Exchange.  The Share Exchange qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Securities Act”), and under the applicable securities laws of the United States.

Prior to the closing of the Share Exchange, we were a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act).  As a result of the Share Exchange, through Longkong, our operations are focused now on the development and management of tourist destinations in China and, therefore, we believe that we are no longer a “shell company.”

VOTING SECURITIES

Our authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.  As of the date hereof, and after giving effect to the closing of the transactions contemplated by the Share Exchange Agreement, we have 18,089,660 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.  Each share of common stock entitles its holder to one vote per share on all matters submitted to our stockholders for voting.  Holders of common stock do not have cumulative voting rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-Share Exchange

As of October 18, 2010, prior to the closing of the Share Exchange, there were 904,483 shares of common stock outstanding.  The following table sets forth certain information concerning the number of BTHC common shares owned beneficially immediately prior to the closing of the Share Exchange by: (i) each person (including any group) known to us to own five percent (5%) or more of any class of BTHC’s voting securities, (ii) each of BTHC’s directors and executive officers, and (iii) all officers and directors as a group.  Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the common shares shown.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)

Executive Officers and Directors

Timothy P. Halter (3) 174 FM 1830 Argyle, TX 76226	337,055	37.3%

All Executive Officers and Directors as a group (one person)	337,055	37.3%

5% Stockholders

New Fortress Group Limited (4) PO Box 957 Offshore Incorporations Ctr Road Town Tortola, BVI	404,466	44.7%

Halter Financial Investments, L.P. (3) 174 FM 1830 Argyle, TX 76226	337,055	37.3%
____________________________

(1)           Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)           Percentages are rounded to the nearest one-tenth of one percent.  The percentage of class is based on 904,483 shares of common stock issued and outstanding immediately prior to the closing of the transactions contemplated by the Share Exchange Agreement on October 18, 2010.

(3)           Mr. Halter is a member of Halter Financial Investments GP, LLC, the general partner of Halter Financial Investments L.P., and is deemed to be the beneficial owner of the shares held by Halter Financial Investments L.P.  On March 28, 2003, Ballantrae Healthcare LLC and affiliated limited liability companies, including the predecessor of BTHC, filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code.  On November 29, 2004, the bankruptcy court approved the First Amended Joint Plan of Reorganization under which the shares now held by Halter Financial Investments L.P. were issued.

(4)           John Zhang is the sole owner of New Fortress Group Limited and is deemed to be the beneficial owner of the shares held by such entity.

Post-Share Exchange

As of October 18, 2010, immediately following the closing of the Share Exchange, there were 18,089,660 shares of common stock outstanding.  The following table sets forth certain information concerning the number of BTHC common shares owned beneficially immediately following the closing of the Share Exchange by: (i) each person (including any group) known to us to own five percent (5%) or more of any class of BTHC’s voting securities, (ii) each of BTHC’s directors and executive officers, and (iii) all officers and directors as a group.  Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the common shares shown.  The address for each beneficial owner, unless otherwise noted, is c/o Underground Grand Canyon, Linyi City, Yishui County, Shandong Province, China  276400.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)

Executive Officers and Directors

Zhang Shanjiu (3) Chairman of the Board, President and Chief Executive Officer	8,749,710	48.4%

Yu Xinbo Chief Financial Officer, Treasurer and Secretary	88,381	*

Kong Xianghai Chief Administrative Officer	---	---

Chen Rongguang Chief Operating Officer	---	---

Timothy P. Halter (4) 174 FM 1830 Argyle, TX 76226	337,055	1.9%

All Executive Officers and Directors as a group (five persons)	9,175,146	50.7%

5% Stockholders

Grand Fountain Capital Holding Limited (5) 3rd Floor, Queensgate House 113 South Church Street P.O. Box 10240 Grand Cayman KY1-1002, Cayman Islands	7,856,081	43.4%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)

Zhang Qian c/o Zhang Shanjiu	4,968,971	27.5%
______________________

* less than 1%

(1)           Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)           Percentages are rounded to the nearest one-tenth of one percent.  The percentage of class is based on 18,089,660 shares of common stock issued and outstanding as of October 18, 2010 upon the closing of the transactions contemplated by the Share Exchange Agreement.

(3)           Includes shares held directly, as well as shares held by Mr. Zhang’s daughter.

(4)           Mr. Halter is a member of Halter Financial Investments GP, LLC, the general partner of Halter Financial Investments L.P., and is deemed to be the beneficial owner of the Plan Shares held by Halter Financial Investments L.P.

(5)           Catherine Roberts is the majority owner and a director of Grand Fountain Capital Holding Limited and has sole voting and dispositive power over the shares held by Grand Fountain Capital Holding Limited.

CHANGE OF CONTROL

On October 18, 2010, we consummated the transactions contemplated by the Share Exchange Agreement.  Pursuant to the Share Exchange, we acquired from the Long Fortune Shareholders all of the issued and outstanding shares of Long Fortune and, in exchange, issued to them 17,185,177 shares of our common stock which, when issued, constituted 95% of our issued and outstanding common stock upon completion of the transactions contemplated by the Share Exchange Agreement, which resulted in a change in control.  As a result of the Share Exchange, Long Fortune became our wholly-owned subsidiary.  Prior to the Share Exchange and the exercise of a warrant held by New Fortress Group Limited, which occurred shortly before the closing of the Share Exchange, the BTHC Principal Shareholder and affiliates thereof owned a majority of our common stock and exercised control over our company.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

On the Closing Date, there was a change in our Board and executive officers.  Mr. Timothy Halter agreed to resign as a director effective on the 10th day after the mailing of this Information Statement to our stockholders.  Mr. Halter resigned as President, Chief Executive Officer and Chief Financial Officer as of the Closing Date.

Officer and Director prior to the Share Exchange

Name	Age	Positions
Timothy Halter	44	President, Chief Executive Officer, Chief Financial Officer and sole Director

Timothy P. Halter, President, Chief Executive Officer, Chief Financial Officer and Director

Timothy P. Halter was our President, Chief Executive Officer and Chief Financial Officer from August 16, 2006 until the Closing Date.  Mr. Halter has resigned as a director of BTHC, effective upon the tenth day following the mailing of this Information Statement.  Since 1995, Mr. Halter has been the president and the sole stockholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance.  In September 2005, Mr. Halter and other minority partners formed Halter Financial Investments L.P., a Texas limited partnership (“HFI”).  HFI conducts no business operations.  Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation (NASDAQ: DXPE), and is the sole officer and director of Marketing Acquisition Corporation and SMSA Crane Acquisition Corp., each a Nevada corporation.  Each of the afore-referenced companies, except for DXP Enterprises, Inc., is a reporting shell company and is current in the filing of their respective periodic reports with the SEC.

Officers and Directors after the Share Exchange

Upon the closing of the Share Exchange, effective as of the Closing Date, the following individuals were named to the Board and executive management of BTHC:

Name	Age	Position
Zhang Shanjiu	52	Chairman of the Board, President and Chief Executive Officer
Yu Xinbo	32	Chief Financial Officer, Treasurer and Secretary
Kong Xianghai	41	Chief Administrative Officer
Chen Rongguang	52	Chief Operating Officer

Mr. Zhang Shanjiu is the founder of Longkong.  Mr. Zhang has served as Chairman and Chief Executive Officer since its incorporation in 2004 and, as such, has been responsible for all of our operations.  From 1999 to 2004, Mr. Zhang served as General Manager of Yishui Yimengshan Travel Agency Co., Ltd.  From 1993 to 1999, he served as General Manager of Shandong Shanjiu Bronze Artworks Co., Ltd.  From 1988 to 1993, Mr. Zhang served as a doctor in the hospital, No. 2 Hospital of Linyi City.  Mr. Zhang graduated from Linyi Medical College in 1988 and Peking University in 2009.  As a forerunner in the local tourism industry, with 17 years of experience, Mr. Zhang has accumulated valuable experience in the tourism development and management business and is therefore qualified to serve on our Board.

Mr. Yu Xinbo has served as Chief Financial Officer of Longkong since 2004.  From 2002 to 2004, Mr. Yu served as the financial manager of Shandong Shanjiu Bronze Artworks Co., Ltd.  From 2000 to 2002, he served as the financial manager of Yishui Xinli Packaging & Printing Co., Ltd.  From 1999 to 2000, Mr. Yu served as the in-charge accountant of Shandong Jinyang Worsted Co., Ltd.  From 1996 to 1999, he served as the cost accountant of Yishui Rabbit Hair Textile Factory.  Mr. Yu graduated from Shandong Trade and Community College in 1996 and Shandong Economic University in 2010.

Mr. Kong Xianghai has served as Chief Administrative Officer of Longkong since 2008 and is in charge of the human resources, administration and purchasing functions of our business.  From 2007 to 2008, he served as President of Qingyuan Food Co., Ltd.  From 2005 to 2007, Mr. Kong served as Vice President of FUWAH Amusement & Tourism Co., Ltd.  From 2004 to 2005, he served as a management consultant at San Goal Management Consulting Co., Ltd.  From 1991 to 2004, Mr. Kong served as General Manager of Eastern Industrial Group of Shengli Oilfield.  Mr. Kong holds a master degree from Northwest University (China).

Mr. Chen Rongguang has served as Chief Operating Officer of Longkong since 2006 and is responsible for the marketing strategy and the operation of the “Underground Grand Canyon” cave.  From 1999 to 2006, he served as the operation manager of Yishui Yongchang Machinery Co., Ltd.  From 1982 to 1999, Mr. Chen served as the operation manager of Yishui Machinery Factory.  From 1976 to 1982, he served as the business director of Shandong Qianjin Machinery Parts Factory.  Mr. Chen graduated from Shanghai Fudan University in 2001.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To the knowledge of BTHC, no executive officer or director has been involved in the last ten years in any of the following:

• Any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

• Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

• Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

• Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

• Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail fraud, wire fraud or fraud in connection with any business entity; or

• Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

Board Meetings; Board Committees and Director Independence

The Board held no formal meetings during the most recently completed fiscal year.  All proceedings of the Board were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the proceedings of the directors.  Such resolutions consented to in writing by the sole director entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Delaware and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

As of this date, BTHC’s Board has not appointed a nominating committee, audit committee or compensation committee, or committees performing similar functions nor does it have a written nominating, compensation or audit committee charter.  The Board does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by the Board.  Further, BTHC is not a “listed company” under SEC rules and thus is not required to have an audit, compensation or nominating committee.  Accordingly, we do not have an “audit committee financial expert” as such term is defined in the rules promulgated under the Securities Act and the Exchange Act.  The functions ordinarily handled by these committees are currently handled by the entire Board.  The Board intends, however, to review the governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of BTHC’s business.

We are presently evaluating whether either of the current or incoming director is considered “independent” as the term is used in Item 407(a) of Regulation S-K promulgated under the Securities Act.  We are not currently subject to any law, rule or regulation, however, requiring that all or any portion of our Board include “independent” directors.

We do not have any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors.  We believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level.  We do not currently have any specific or minimum criteria for the election of nominees to the Board and we do not have any specific process or procedure for evaluating such nominees.  Our Board assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

We intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by a U.S. national securities exchange.  Therefore, we intend that a majority of our directors eventually will be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  Additionally, we will adopt charters relative to each such committee.

A stockholder who wishes to communicate with our Board may do so by directing a written request addressed to our Chief Executive Officer at the address appearing on the face page of this Information Statement.  Also see “Stockholder Communications with Directors” below.  We do not have a policy regarding the attendance of board members at the annual meeting of stockholders.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our Board and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Compensation Before the Share Exchange

Prior to the closing of the Share Exchange on October 18, 2010, we were a “blank check” shell company.  The sole officer and director of BTHC did not receive any compensation or other perquisites for serving in such capacities.

Prior to the closing of the Share Exchange, our current named executive officers were compensated by Longkong until the closing of the Share Exchange, including for the years ended December 31, 2009, 2008 and 2007.  Longkong paid to such executives a nominal salary.  The Board of Directors believes that the salaries paid to our executive officers during 2009, 2008 and 2007 reflect the fair value of the services provided to Longkong, as measured by the local market in China.

Compensation After the Share Exchange

Summary Compensation Table

Former Executive Officers

The following table sets forth information relating to all compensation awarded to, earned by or paid to our former President, Chief Executive Officer and Chief Financial Officer for all services rendered in all capacities to us during each of the years ended December 31, 2009, 2008 and 2007, respectively.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total($)
Timothy P. Halter, former President, Chief Executive Officer and Chief Financial Officer	2009 2008 2007	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

Incoming Executive Officers

The following table sets forth information relating to all compensation awarded to, earned by or paid to our incoming Chairman, President and Chief Executive Officer, our incoming Chief Financial Officer and each of the other three highest paid executives of Longkong, if any, whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2009, for all services rendered in all capacities to Longkong during the years ended December 31, 2009, 2008 and 2007, respectively.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total($)
Zhang Shanjiu Chairman, President and Chief Executive Officer	2009 2008 2007	29,640 7,307 5,498	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	29,640 7,307 5,498

Yu Xinbo Chief Financial Officer, Treasurer and Secretary	2009 2008 2007	7,253 4,870 4,119	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	7,253 4,870 4,119

Grants of Plan-Based Awards in Fiscal 2009

There were no option or other equity grants in 2009.

Outstanding Equity Awards at 2009 Fiscal Year End

There were no options or other equity awards outstanding in 2009.

Option Exercises and Stock Vested in Fiscal 2009

There were no option exercises or stock vested in 2009.

Pension Benefits

There were no pension benefit plans in effect in 2009.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect in 2009.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Through December 31, 2009, and the period ending on the Closing Date, BTHC had no employment contracts, compensatory plans or arrangements, including payments to be received from us, with respect to any director or executive officer of BTHC which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with BTHC or any subsidiary, any change in control of BTHC, or a change in the person’s responsibilities following a change in control of BTHC.

On October 18, 2010, we entered into employment agreements with Zhang Shanjiu, our incoming Chairman, President and Chief Executive Officer, Yu Xinbo, our incoming Chief Financial Officer, Treasurer and Secretary, Kong Xianghai, our incoming Chief Administrative Officer, and Chen Rongguang, our incoming Chief Operating Officer.

The term of each agreement is five years, during which each executive officer will be entitled to a base salary of approximately $7,500 (except for Zhang Shanjiu, who will be entitled to a base salary of approximately $36,000) per year, subject to increase by the Board.  In addition to the base salary, each executive officer will be eligible to receive discretionary bonuses at times and in amounts to be determined by the Board or an applicable committee thereof.  Each executive officer will be eligible to receive grants of stock options or other equity compensation awards pursuant to an equity compensation plan to be adopted by the Board, subject to the approval of our stockholders and compliance with applicable law, after the closing of the Share Exchange.

Each executive officer is entitled to receive, at our expense, medical, health and social insurance coverage.  In addition, subject to certain insurable conditions and the completion of requisite documentation, each executive officer is entitled to long term disability insurance coverage providing for “lifetime” disability benefits and life insurance each in an amount to be determined by the Board.  We will also make available to each executive officer any and all other executive or fringe benefits made available to our other executives.  Each executive officer is entitled to paid vacation of a duration we provide to our other executives.

Each executive officer will be provided with liability insurance coverage generally provided to our officers and managers.  We agreed to indemnify each executive officer against all costs, damages and expenses, including attorneys’ fees, that may be incurred as a result of claims by third parties arising out of or from the executive officer’s lawful acts as our employee, provided that such acts are not grossly negligent and are performed in good faith and in a manner reasonably believed by such executive officer to be in the best interests of our company.

During the term of the agreements, and for one year thereafter, the executive officers cannot, directly or indirectly, own, manage, control, participate in, consult with, render services for, or in any other manner engage in any business, or as an investor in or lender to any business (in each case including on the executive officer’s own behalf or on behalf of another entity) that competes either directly or indirectly with us in our business, in any market in which we operate, or are considering operating at any given point in time during the term.  Each executive officer is permitted to be a passive owner of less than 5% of the outstanding stock of a publicly traded corporation that engages in a competing business, so long as the executive officer does not have a direct or indirect participation in the business of such corporation.

The executive officer’s employment may be terminated: (i) by us immediately upon his death; (ii) by us upon fifteen days’ notice during the continuance of any Disability (as defined below) of the executive officer; (iii) by us without Good Cause (as defined below); (iv) by us for Good Cause (as defined below) upon notice specifying the particular circumstances forming the basis thereof; (v) by the executive officer voluntarily other than for Good Reason (as defined below); or (vi) by the executive officer for Good Reason (as defined below) upon notice specifying the particular circumstances forming the basis thereof.

“Disability” means an inability by the executive officer to perform a substantial portion of his or her duties by reason of physical or mental incapacity or disability for a total of one hundred twenty (120) days or more in any consecutive period of three hundred and sixty five (365) days, as determined by the Board in its good faith judgment.

“Good Cause” means: (i) the commission of a felony, or a crime involving moral turpitude, or the commission of any other act or omission involving dishonesty, disloyalty, or fraud with respect to our company; (ii) conduct tending to bring us or any of our affiliates into substantial public disgrace or disrepute; (iii) substantial and repeated failure to perform duties as reasonably directed by the Board; (iv) gross negligence or willful misconduct with respect to us or any of our affiliates; or (v) any material misrepresentation by the executive officer under the agreement; provided, however, that such Good Cause will not exist unless we provide the executive officer with written notice specifying in reasonable detail the factors constituting such Good Cause, as applicable, and such factors have not been cured by the executive officer within thirty (30) days after such notice or such longer period as may reasonably be necessary to accomplish the cure.

“Good Reason” means the occurrence of any of the following events: (i) the assignment to the executive officer of any duties inconsistent in any material respect with his or her then position (including status, offices, titles and reporting relationships), authority, duties or responsibilities, or any other action or actions by us that, when taken as a whole, results in a significant diminution in his or her position, authority, duties or responsibilities, excluding for this purpose any isolated, immaterial and inadvertent action not taken in bad faith and which is remedied by us promptly after receipt of notice thereof provided by the executive officer; (ii) a material breach by us of one or more provisions of the agreement, provided that such Good Reason will not exist unless the executive officer has provided us with written notice specifying in reasonable detail the factors constituting such material breach and such material breach has not been cured by us within thirty (30) days after such notice or such longer period as may reasonably be necessary to accomplish the cure; (iii) any purported termination by us of the executive officer’s employment otherwise than as expressly permitted by the agreement; or (iv) a change in control whereby (A) a person (other than a person who is our officer or director on October 18, 2010), including a group as defined in Section 13(d)(3) of the Exchange Act, becomes, or obtains the right to become, the beneficial owner of our securities having fifty one percent (51%) or more of the combined voting power of our then outstanding securities, (B) we consummate a merger in which we are not the surviving entity, (C) all or substantially all of our assets are sold, or (D) our stockholders approve the dissolution or liquidation of our company.

If the executive officer is terminated by us without Good Cause or if the executive officer resigns for Good Reason, he or she will be entitled to receive as severance one year’s base salary and the immediate vesting of all granted but unvested option grants.  If any executive officer were terminated as of the date hereof, each executive officer would be entitled to receive approximately $7,500 (except for Zhang Shanjiu, who will be entitled to receive approximately $36,000).

Compensation of Directors

We do not currently have an established policy to provide compensation to members of our Board for their services in that capacity.  We intend to develop such a policy in the near future.  It is currently anticipated that non-employee directors will receive a fee for service as a director, and be eligible to receive awards which may granted pursuant to an equity compensation plan, if approved by our stockholders.

Equity Compensation Plans

Currently, we intend to adopt a stock option plan, restricted stock plan and/or other equity compensation plan for the benefit of directors, officers, employees and other eligible participants.  If a determination is made to implement any such plans, they will be submitted to stockholders for their consideration, at which time stockholders would be provided with detailed information regarding such plan(s).  If approved, and awards are granted, they will likely have a dilutive effect on BTHC’s stockholders as well as affect BTHC’s net income and stockholders’ equity, although the actual results cannot be determined until after any such plans are implemented.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Offices and Facilities Prior to the Share Exchange

Prior to the Share Exchange, BTHC had no physical offices or facilities.  Instead, BTHC maintained a mailing address at 174 FM 1830, Argyle, Texas  76226 and a telephone number of (972) 233-0300.  BTHC paid no rent or other fees for the use of the mailing address and telephone number as the address and telephone number are used virtually full-time by other revenue producing businesses of Timothy P. Halter, our former sole director, Chief Executive Officer and Chief Financial Officer.

Share Exchange

On October 18, 2010, BTHC completed the Share Exchange with Long Fortune, the Long Fortune Shareholders and the BTHC Principal Shareholder.  At the closing, Long Fortune became a wholly-owned subsidiary of BTHC and 100% of the issued and outstanding securities of Long Fortune were exchanged for securities of BTHC.  An aggregate of 17,185,177 shares of common stock were issued to the Long Fortune Shareholders.  As of the close of the Share Exchange, the Long Fortune Shareholders owned 95% of the issued and outstanding stock of BTHC.  On the Closing Date, Zhang Shanjiu was appointed Chairman of the Board of Directors, President and Chief Executive Officer, Yu Xinbo was appointed Chief Financial Officer, Treasurer and Secretary, Kong Xianghai was appointed Chief Administrative Officer and Chen Rongguang was appointed Chief Operating Officer.  Timothy P. Halter resigned as an officer effective as of the closing of the Share Exchange and as sole director of BTHC effective on the Effective Date.

Loans to Related Parties

From time to time, Longkong has loaned funds to Yishui Underground Fluorescent Lake Travel Development Co., Ltd. (“Fluorescent Lake”), a company controlled by the immediate family of Zhang Shanjiu, our Chairman, President and Chief Executive Officer.  Pursuant to the Loan Agreement executed between the parties on December 31, 2009, Fluorescent Lake is required to pay loans that were outstanding as of such date in full, with accrued interest, on the due date.  Periodic payments of principal and interest are no longer required with respect to those loans.  For loans to Fluorescent Lake after December 31, 2009, Longkong generally executes written agreements with Fluorescent Lake, unless the dollar amount of the loan is less than $150,000.  These loan agreements provide that the loans are interest free and are due within 12 months of the date of the loan.  The due dates for the loans are between October 27, 2010 and April 25, 2011.  Prior to December 31, 2009, the loans bore interest rates of between 5.38% and 9.60%.  During the fiscal year ended December 31, 2009, Longkong received interest payments from Fluorescent Lake in the amount of approximately $63,000.  As of June 30, 2010 and December 31, 2009, the outstanding aggregate balance of the loans was approximately $5.2 million and approximately $4.8 million, respectively.

From time to time, Longkong has loaned funds to Yishui Yinhe Travel Development Co., Ltd. (“Yinhe Travel”), a company controlled by Zhang Shanjiu, our Chairman, President and Chief Executive Officer.  Longkong generally executes written agreements with Yinhe Travel, which provide that the loans are interest free and are due within 12 months of the date of the loan.  The due dates of the loans are between December 31, 2010 and June 9, 2011.  As of June 30, 2010, the outstanding aggregate balance of the loans was approximately $6.0 million.

Loans from and Amounts due to Related Parties

During 2007, Longkong underwent a reduction in registered capital and a reduction in the number of shareholders.  As of December 31, 2008, as a result of the reduction in registered capital, former shareholder Zhang Qian, the daughter of Zhang Shanjiu, our Chairman, President and Chief Executive Officer, was due capital in the amount of approximately $1.1 million and former shareholder Li Hongwei, an employee of Longkong, was due capital in the amount of approximately $134,000.  These amounts were paid to the former shareholders during the fiscal year ended December 31, 2009.

During the six months ended June 30, 2010, Zhang Shanjiu, our Chairman, President and Chief Executive Officer, loaned approximately $359,000 to Longkong, $248,000 of which was used to purchase land occupancy rights and the remaining balance of which was used for general corporate purposes.  The parties did not execute a written agreement with respect to these loans and there is no formal due date for repayment.  As of June 30, 2010, the outstanding balance of the loan was approximately $359,000.

During the six months ended June 30, 2010, Yu Xinbo, our Chief Financial Officer, Treasurer and Secretary, loaned approximately $27,000 to Longkong, which was used for general corporate purposes.  The parties did not execute a written agreement with respect to this loan and there is no formal due date for repayment.  As of June 30, 2010, the outstanding balance of the loan was approximately $27,000.

Guarantees

Pursuant to the Guarantee Contract, dated March 14, 2008, between Longkong and the Agricultural Development Bank of China, Junan Branch, Longkong has guaranteed a loan of Junan Tianma Island Travel Development Co., Ltd. (“Tianma Island”), a company controlled by Zhang Shanjiu, our Chairman, President and Chief Executive Officer.  The loan bears interest at a rate of 7.83% per annum and is due March 13, 2014.  Periodic payments of $736,000, $1.2 million, $1.5 million and $1.8 million are due by Tianma Island on March 13, 2011, March 13, 2012, March 13, 2013 and March 13, 2014, respectively.  The balance due of the loan at June 30, 2010 was $5.2 million.

The following table lists details of related-party guarantees pursuant to which a related party has executed a Guarantee Contract with Longkong and the creditor to guarantee loans of Longkong:

Creditor	Guarantor	Relationship	Date of commencement of Guarantee	Date of termination of Guarantee	Due Date of Loan	Loan amount ($ in thousands)
Industrial and Commercial Bank of China Yishui branch	Zhang Shanjiu and Chen Rongxia (spouse of Zhang Shanjiu)	Director	05/11/2010	10/16/2010	10/15/2010	1,473

Bank of China Yishui branch	Yishui Yinhe Travel Development Co., Ltd.	Mr. Zhang Shanjiu, as an investor, has significant influence over the entity	11/17/2009	11/17/2012	10/27/2010	2,209

Creditor	Guarantor	Relationship	Date of commencement of Guarantee	Date of termination of Guarantee	Due Date of Loan	Loan amount ($ in thousands)

Bank of China Yishui branch	Junan Tianma Island Travel Development Co., Ltd.	Controlled by Zhang Shanjiu	11/17/2009	11/17/2012	10/27/2010	2,209

Bank of China Yishui branch	Zhang Shanjiu	Director	11/17/2009	11/17/2012	10/27/2010	2,209

Yishui Rural Credit Cooperative	Chen Rongguang	Director	01/09/2010	01/30/2011	01/08/2011	177

Yishui Rural Credit Cooperative	Zhang Shanjiu	Director	01/09/2010	01/08/2011	01/08/2011	265

Yishui Rural Credit Cooperative	Zhang Shanjiu	Director	01/09/2010	01/08/2011	01/08/2011	177

Yishui Rural Credit Cooperative	Zhang Shanjiu	Director	04/21/2010	04/20/2011	04/20/2011	884

Yishui Rural Credit Cooperative	Junan Tianma Island Travel Development Co., Ltd.	Controlled by Zhang Shanjiu	05/21/2010	04/26/2011	04/26/2011	736

Yishui Rural Credit Cooperative	Zhang Shanjiu	Director	05/21/2010	04/26/2011	04/26/2011	736

Yishui Rural Credit Cooperative	Yishui Underground Fluorescent Lake Travel Development Co., Ltd.	Controlled by Mr. Zhang Shanjiu’s immediate family	05/21/2010	04/26/2011	04/26/2011	736

Yishui Rural Credit Cooperative	Zhang Shanjiu	Director	05/24/2010	05/20/2011	05/20/2011	1,473

Policy for Approval of Related Party Transactions

We do not currently have a formal related party approval policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K.  We expect our Board to adopt such a policy in the near future.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have the authority under the Delaware General Corporation Law to indemnify our directors and officers to the extent provided for in such statute.  Set forth below is a discussion of Delaware law regarding indemnification that we believe discloses the material aspects of such law on this subject.  The Delaware law provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

• conducted himself in good faith;

• reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation’s best interest and, in all other cases, that his conduct was at least not opposed to the corporation’s best interests; and

• in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful

A corporation may indemnify a person under the Delaware law against judgments, penalties, including excise and similar taxes, fines, settlement, and unreasonable expenses actually incurred by the person in connection with the proceeding.  If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.  The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

Our Certificate of Incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for an act or omission in such directors’ capacity as a director; provided, however, that the liability of such director is not limited to the extent that such director is found liable for: (a) a breach of the directors’ duty of loyalty to us or our stockholders; (b) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law; (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or (d) an act or omission for which the liability of the director is expressly provided under Delaware law.  Limitations on liability provided for in our Certificate of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director’s responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors.  The inclusion of these provisions in our Certificate of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted us or our stockholders.

Our Bylaws provide that we will indemnify our directors to the fullest extent provided by the Delaware General Corporation Law and we may, if and to the extent authorized by our Board, so indemnify our officers and other persons whom we have the power to indemnify against liability, reasonable expense or other matters.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on our review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2009, our executive officers, directors and greater than 10% stockholders were in compliance with the reporting requirements of Section 16(a) under the Exchange Act.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

BTHC XV, Inc.
Attention: Chief Executive Officer
c/o Underground Grand Canyon
Linyi City, Yishui County, Shandong Province, China  276400

Your letter should indicate that you are a stockholder of BTHC.  Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management will present a summary of all communications received since the last meeting that were not forwarded and make those communications available to the Directors upon request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C.  20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders.  Neither applicable securities laws, nor the corporate laws of the State of Delaware require further approval of the transactions contemplated by the Share Exchange.  No vote or other action is being requested of you.  This Information Statement is provided for informational purposes only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  November 4, 2010

BTHC XV, INC.

By:	/s/ Zhang Shanjiu
Name: Zhang Shanjiu
Title: Chairman, President and Chief Executive Officer